Lender to Lender Franchise, Inc.
27322 Twenty Three Mile Road, Suite 5
Chesterfield, Michigan 48051

September 14, 2011

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Erin Purnell

Re:	Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-171520)

Dear Ms. Purnell:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Lender to Lender Franchise, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-171520), filed with the Securities and Exchange Commission (the “Commission”) on January 3, 2011 and as amended on June 27, 2011, together with all exhibits thereto (the “Registration Statement”).

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time due to unfavorable market conditions. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Brian Pearlman, Esq., securities counsel to the Registrant, at 954-523-7008.

Very truly yours, Lender to Lender Franchise, Inc.

/s/ Richard Vanderport
Name: Richard Vanderport Title: Chief Executive Officer